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                          October 23, 2023

       Christian Gates
       Chief Financial Officer
       NextNav Inc.
       1775 Tysons Blvd., 5th Floor
       McLean, VA 22102

                                                        Re: NextNav Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 13,
2023
                                                            File No. 333-274969

       Dear Christian Gates:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Randy Segal